



Friends & Family of Teddy Ritter - Introducing my new startup



Friends & Family,

I'm proud to announce that my brother Mike and I have launched SALÚD - a startup that solves an unaddressed optimization problem in the nutrition and health space. Below the signature block is an overview of our idea and some info about our team.

Here is the TL/DR since we know everyone is so busy right now:

- We're using WeFunder to raise a $1M pre-seed SAFE

- Our Pitch Deck (also attached), financial model, app development details and a way to collect investments are all in our WeFunder campaign

- Minimum investment is $100

If you're interested in leading this round of investing, or if you want to contribute more than $10,000 and would like to schedule a call, you can book time on my calendar here. Otherwise, if you'd like to make an introduction to another investor, have questions, or want to get ahold of me directly, please just respond to this email!

Thanks so much for reading this far. We're excited to keep building.

Salud!
Teddy & the Founding Team

Background:

Three years ago, our Dad was diagnosed with Stage 3 Esophageal Cancer. Many of you already know this story. Our Dad's recovery after surgery was horrible and life changing but he's a champ and got through it. During his recovery process, my brother and I recognized a gap in professional nutrition support despite the very strict diet he was required to be on. Coincidentally, both of us had encountered this gap previously in our own health journeys.

Turns out that balancing macros - protein, fat, and carbs - within calorie limits is not only hard to grocery shop for, it's practically impossible to get to a 100% solution. No other nutrition app, human dietitian, or LLM has solved this. My brother and I spent Christmas break in 2021 fine-tuning the model for what would become SALÚD - a nutrition tool designed to make grocery shopping easier.

Our Team

As a pre-seed, pre-revenue idea, we recognize that at this point you're making a bet more so on the people, less so on the product. So let's start there. Here are the four people we're all betting on:

Teddy Ritter - Former Marine Special Ops Officer turned entrepreneur. No stranger to building teams and executing, Teddy has extensive experience building marketplaces in series A through D startups. He brings a product-centric and hands-on approach to building. Teddy's LinkedIn Profile.

Michael Ritter - Resident Scientist who has spent too much time struggling to decode healthy living. PhD Candidate in Quantum Chemistry (whatever that is) with extensive research experience. The left side of the brother-founder brain, keeping Teddy's ego in check. Mike's LinkedIn Profile.

Ashley Sogge - Fitness and bio-hacking enthusiast with a passion for nutrition and health. Former Army Special Ops Officer with a proven track record of driving efficiency, optimizing processes, and scaling operations. Ashley & Teddy met at a Wharton veteran's function. Ashley's LinkedIn Profile.

Peter Eyrich - With over a decade of creative experience, Pete is a seasoned visual storyteller and advocate for active living. Pete brings an imaginative and strategic approach to leading SALÜD's marketing and design initiatives. Pete & Teddy met rowing in Philly. Pete's LinkedIn Profile.

Ricardo Moscoso - Ricky is an Amazon Dedicated Cloud Engineer II specializing in AWS customer architectures, system admin, and cybersecurity. Ricky spent over 10 years in the Marine Corps and was the Communications Chief on Teddy's Special Operations Team. Ricky's LinkedIn Profile.

I'm emboldened by the interest we've already received with dozens of family and friends offering their help and support. I'm even more humbled by our four co-founders who believed in this idea early on and committed to the project despite work, life, and whatever work-life balance is.

Why you should NOT invest in us

This might seem like an odd thing to include when we're asking you to invest in us, but I want to be upfront and transparent with the risks. Mitigating and overcoming those risks starts with identifying them - so here are some of the big ones:

- All investments are risky. Startup bets are even riskier. Ideas at our stage carry the most risk. At this point, we don't even have an idea of the current value of the company; just a guess at the future potential. If you want to help, you should only offer an amount you won't notice missing.

- We don't have a viable product yet so we have very little to show and we are at least 3 quarters out from understanding our product-market-fit. If you invest, you would essentially be investing in our idea and your belief in me and our team. I know this idea is valuable. Funds from this round will go to prototype development first before they go to anything else.

- The nutrition app space is already saturated. There are so many different products out there and you're likely familiar with at least one of them. Why compete in this market? While our core product is direct to consumer, our larger value proposition is B2B. In our pitch deck we showcase our plan to turn competitors into partners. We think it's kind of brilliant.

- The venture capital market has been underwhelming - especially recently - and there appears to be little market interest in exits. While this is true, we have seen some tailwinds recently. Our team is committed to acting as good stewards of our investors' dollars. We are prioritizing non-dilutive capital and we will keep costs low. We will ruthlessly execute to get to profitability as fast as possible instead of endlessly chasing feature roadmaps and new rounds with higher valuations. This will better position us to return shareholder value in the near future.

Our Idea

We are developing a best-in-class UX on top of a one-of-one algorithm that will take the guesswork out of eating healthy. So long as users consume everything they buy, they will hit their goals. No weighing. No more boring, repetitive meals.

The next time you're at the grocery store, ask yourself how many calories are in your shopping cart and in what mix of fat, carbs, and protein. If you can't answer that, you'll understand the problem we're solving for.

Except there's more :) SALÜD pairs consumers with nutrition experts on one side to vendor-matched grocery lists for customized nutrition plans on the other side, creating two marketplaces and an ecosystem of revenue streams.

If you've read this far, I highly recommend taking a look at our Pitch Deck on WeFunder. All the details are there.

How you can help

We are raising $1M for our pre-seed round of financing in the form of a S.A.F.E.. This will get us a working prototype that we can begin marketing testing on; it will cover expenses-to-date and refill the coffers; and it will cover CapEx & OpEx for the next four quarters (runway until a Seed Round). All of this is captured in line-item detail in the financial model provided on the WeFunder Site. In this early stage, we are fighting to survive every week, so every little bit helps.

As part of our terms with WeFunder, we must provide this disclaimer in full:

> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Please let me know if you have any questions about WeFunder or this disclaimer.

 **SALUD Pitch Deck (confidential).pdf**
2295K


11:41
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Your story 3m
Taylor Swift · ...Ready For It? >
What's in your refrigerator?
Nutrition is complex.
We built SALÜD to take the guesswork out of shopping for your goals
OPPORTUNITY TO INVEST
IN A 1-of-1 CART OPTIMIZATION APP TO GET FROM GOALS TO GROCERIES
FRIENDS & FAMILY
GOAL: $1M RAISE
PRE-SEED ROUND
Click on this link: Reserve
https://help.wefunder.com/testing-the-waters-legal-disclosure
Read this legalese first please
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